FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from February 1, 2020 to February 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 9, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from February 1, 2020 to February 29, 2020 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on March 9, 2020]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of February 29, 2020

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))		300,000,000	150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) February 17 February 18 February 19 February 20 February 21	2,693,600 3,030,000 3,030,000 3,030,000 277,300	1,501,179,180 1,701,669,250 1,699,371,720 1,713,606,230 156,587,030

Total	—	12,060,900	6,772,413,410

Aggregate shares repurchased as of the end of this reporting month	299,362,300		149,999,997,420

Progress of share repurchase (%)	99.8		100.0

2.	Status of disposition

as of February 29, 2020

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date) February 3 February 4 February 5 February 6 February 7 February 10 February 12 February 13 February 14 February 17 February 19 February 21 February 25 February 26 February 27 February 28	154,500 142,100 373,800 39,600 2,200 17,900 49,300 78,400 26,200 36,000 345,800 49,700 183,200 147,700 61,000 113,300	154,500 142,100 373,800 39,600 2,200 17,900 49,300 78,400 26,200 36,000 345,800 49,700 183,200 147,700 61,000 113,300
Subtotal	—	1,820,700	1,820,700
Total	—	1,820,700	1,820,700

3.	Status of shares held in treasury

as of February 29, 2020

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	456,322,212

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.